Exhibit 99.1

Mission

To create value for our customers, shareholders, employees and communities by operating as a sustainable steel business.

Vision

To be a global organization and a benchmark in any business we conduct.

Values

Be the CUSTOMER’S choice

SAFETY above all

Respected, engaged and fulfilled EMPLOYEES

Pursuing EXCELLENCE with SIMPLICITY

Focus on RESULTS

INTEGRITY with all stakeholders

Economic, social and environmental SUSTAINABILITY

Gerdau is the leading manufacturer of long steel in the Americas and a major global supplier of special steel. In Brazil, Gerdau also produces flat steel and iron ore, activities that are expanding its product mix and the competitiveness of its operations. Gerdau has industrial operations in 14 countries — in the Americas, Europe and Asia — with a combined installed capacity of more than 25 million tonnes of steel a year. It is also Latin America’s biggest recycler and, worldwide, transforms millions of tonnes of scrap metal into steel every year, reinforcing its commitment to sustainable development in the regions where it operates. With more than 120,000 shareholders, Gerdau’s shares are listed on the New York, São Paulo and Madrid stock exchanges.

Highlights in the first quarter of 2015

Key Information	1st Quarter 2015		1st Quarter 2014		Variation 1Q15/1Q14	4th Quarter 2014		Variation 1Q15/4Q14
Steel
Production of Crude Steel (1,000 tonnes)	4,341		4,557		-4.7%	4,323		0.4%
Shipments (1,000 tonnes)	4,143		4,387		-5.6%	4,399		-5.8%
Net Sales (R$ million)	10,447		10,554		-1.0%	10,843		-3.7%
SG&A (R$ million)	(660)		(707)		-6.6%	(681)		-3.1%
EBITDA(1) (R$ million)	1,089		1,196		-8.9%	1,238		-12.0%
Net Income (R$ million)	267		440		-39.3%	393		-32.1%
Gross margin	10.6%		12.5%			11.8%
EBITDA Margin	10.4%		11.3%			11.4%
Shareholders’ equity (R$ million)	36,440		31,643			33,255
Total Assets (R$ million)	70,843		57,554			63,042
Gross debt / Total capitalization (2)	39.0%		34.0%			36.0%
Net debt(3) / EBITDA(4)	3.2	x	2.5	x		2.4	x

(1) - EBITDA adjusted in the 4Q14 = EBITDA CVM Instruction 527 + Impairment of assets - Gains in joint venture operations.

(2) - Total capitalization = shareholders’ equity + gross debt (principal)

(3) - Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

(4) - EBITDA in the last 12 months, note that, 4Q14 includes gains in joint venture operations.

World Steel Market

•      On April 20, 2015, World Steel Association released its latest Short Range Outlook containing forecasts for global apparent steel consumption in 2015 and 2016, in which it estimated growth of 0.5% and 1.4%, respectively. The association expects moderate demand growth, which is explained by deceleration in China and the influence of structural adjustments in most economies due to limited investment growth post-2008. Apparent steel consumption in China is projected to contract by 0.5% in both 2015 and 2016, given the rebalancing of the economy for a new stage of development. Demand growth in emerging and developing economies (excluding China) should remain weak in 2015, though positive growth is expected in certain economies, such as India, Indonesia, Vietnam and Egypt, where local steel markets are still developing. In these economies, apparent steel consumption should grow by 2.4% in 2015 and 4.0% in 2016. Growth in developed economies should be moderate in 2015, due to the strong base and the less favorable environment for steel in certain countries. The recovery in the European Union remains moderate, given the low investment activity and high unemployment. Apparent steel consumption in developed economies is expected to grow by 0.2% in 2015 and 1.8% in 2016.

Gerdau’s performance in the first quarter of 2015

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Consolidated Information

Consolidated (1,000 tonnes)	1st Quarter 2015	1st Quarter 2014	Variation 1Q15/1Q14	4th Quarter 2014	Variation 1Q15/4Q14
Production of crude steel	4,341	4,557	-4.7%	4,323	0.4%
Shipments of steel	4,143	4,387	-5.6%	4,399	-5.8%

•      Consolidated crude steel production decreased in 1Q15 in relation to 1Q14, mainly in the Brazil and North America Business Operations, accompanying the lower shipments in the period.

•      Consolidated shipments decreased in 1Q15 compared to both 1Q14 and 4Q14, reflecting the lower steel shipments in nearly all business operations.

Consolidated Results

Net sales, cost and gross margin

Consolidated (R$ million)	1st Quarter 2015	1st Quarter 2014	Variation 1Q15/1Q14	4th Quarter 2014	Variation 1Q15/4Q14
Net Sales	10,447	10,554	-1.0%	10,843	-3.7%
Cost of Goods Sold	(9,335)	(9,238)	1.1%	(9,559)	-2.3%
Gross profit	1,112	1,316	-15.5%	1,284	-13.4%
Gross margin (%)	10.6%	12.5%		11.8%

•      Consolidated net sales fell in 1Q15 compared to 1Q14 and 4Q14, since the lower shipments were partially offset by the increase in net sales per tonne sold, the latter reflected the effects from exchange variation caused by the depreciation in the average price of the Brazilian real against the currencies of the countries where Gerdau operates.

•      On a consolidated basis, gross profit and gross margin decreased in 1Q15 compared to 1Q14, due to the weaker performance of the Brazil and Iron Ore BO’s, which was partially offset by the better performance of the North

America BO, reflecting the Company’s geographic diversification. Compared to 4Q14, consolidated gross profit and gross margin decreased due to the weaker performance of the Brazil BO.

Operating expenses

Consolidated (R$ million)	1st Quarter 2015	1st Quarter 2014	Variation 1Q15/1Q14	4th Quarter 2014	Variation 1Q15/4Q14
SG&A	(660)	(707)	-6.6%	(681)	-3.1%
Selling expenses	(180)	(173)	4.0%	(166)	8.4%
General and administrative expenses	(480)	(534)	-10.1%	(515)	-6.8%
Other operating income (expenses)	27	19	42.1%	33	-18.2%
Impairment of assets	—	—	—	(339)	—
Gains in joint ventures operations	—	—	—	637	—
Equity in earnings of unconsolidated companies	7	27	-74.1%	13	-46.2%

•      The increase in selling expenses in 1Q15 compared to 1Q14 was mainly due to the effect from exchange variation in the period. Excluding this effect, selling expenses would have decreased.

•      General and administrative expenses decreased in 1Q15 compared to 1Q14 and 4Q14, demonstrating the Company’s efforts over the course of the periods to rationalize these expenses, which led them to decline as a ratio of net sales.

•      The variation in “Gains in joint venture operations” in 4Q14 is explained by the divestment of the 50% interest in Gallatin Steel Company, on October 8, 2014. With this divestment, the Company ceased to recognize “equity in earnings” from Gallatin Steel Company as from 4Q14.

EBITDA

Breakdown of Consolidated EBITDA (R$ million)	1st Quarter 2015	1st Quarter 2014	Variation 1Q15/1Q14	4th Quarter 2014	Variation 1Q15/4Q14
Net income	267	440	-39.3%	393	-32.1%
Net financial result	898	101	789.1%	673	33.4%
Provision for income and social contribution taxes	(680)	113	—	(120)	466.7%
Depreciation and amortization	604	542	11.4%	590	2.4%
EBITDA (1)	1,089	1,196	-8.9%	1,536	-29.1%
EBITDA Margin	10.4%	11.3%		14.2%
Impairment of Assets	—	—	—	339	—
Gains in joint ventures operations	—	—	—	(637)	—
Adjusted EBITDA(1)	1,089	1,196	-8.9%	1,238	-12.0%
Adjusted EBITDA Margin	10.4%	11.3%		11.4%

(1) - Includes the results from jointly controlled entities and associate companies based on the equity income method.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity.

The Company’s EBITDA was calculated pursuant to Instruction 527 of the CVM, as well as EBITDA adjusted to provide more information on the cash flow generation in the period.

Conciliation of Consolidated EBITDA (R$ million)	1st Quarter 2015	1st Quarter 2014	4th Quarter 2014
EBITDA (1)	1,089	1,196	1,536
Depreciation and amortization	(604)	(542)	(590)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	485	654	946

(1) - Non-accounting measure calculated pursuant to Instruction 527 of the CVM. (2) - Accounting measurement disclosed in consolidated Statements of Income.

Consolidated EBITDA (R$ million) and EBITDA Margin (%)

•      EBITDA and EBITDA margin decreased in 1Q15 compared to 1Q14 and 4Q14, accompanying the decreases in gross profit and gross margin and reflecting mainly the weaker performance of the Brazil BO. Specifically compared to 1Q14, the better performance of the North America BO partially offset the weaker performance of the Brazil and Iron Ore BOs.

Net financial result and net income

Consolidated (R$ million)	1st Quarter 2015	1st Quarter 2014	Variation 1Q15/1Q14	4th Quarter 2014	Variation 1Q15/4Q14
Income before financial income (expenses) and taxes (1)	485	654	-25.8%	946	-48.7%
Financial Result	(898)	(101)	789.1%	(673)	33.4%
Financial income	109	62	75.8%	60	81.7%
Financial expenses	(372)	(289)	28.7%	(392)	-5.1%
Exchange variation, net	(651)	128	—	(372)	75.0%
Exchange variation on net investment hedge	(575)	83	—	(214)	168.7%
Exchange variation - other lines	(76)	45	—	(158)	-51.9%
Gains (losses) on financial instruments, net	16	(2)	—	31	-48.4%
Income before taxes (1)	(413)	553	—	273	—
Income and social contribution taxes	680	(113)	—	120	466.7%
On net investment hedge	575	(83)	—	214	168.7%
Other lines	105	(30)	—	(94)	—
Consolidated Net Income (1)	267	440	-39.3%	393	-32.1%

(1) - Includes the results from jointly controlled entities and associate companies based on the equity income method.

•      In 1Q15 compared to 1Q14, the higher negative financial result mainly reflects the higher negative exchange variation on liabilities contracted in U.S. dollar (depreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 20.8% in 1Q15 versus appreciation of 3.4% in 1Q14) and higher financial expenses resulting from the increase in gross debt in the comparison periods.

•      Compared to 4Q14, the higher negative financial result is mainly explained by the higher negative exchange variation (depreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 20.8% in 1Q15 and 8.4% in 4Q14).

•      Note that, in accordance with the IFRS, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as a hedge for a portion of the investments in subsidiaries located abroad. As a result, only the effect from exchange variation on the portion of debt not linked to investment hedge is recognized in the financial result, with this effect neutralized by the line “Income and Social Contribution taxes on net investment hedge.”

•      Consolidated net income decreased in 1Q15 compared to 1Q14 and 4Q14, due to the lower operating income and higher negative financial result.

Dividends

•      Gerdau S.A., based on the results in 1Q15, approved the prepayment of the minimum mandatory dividend, in the form of interest on equity, of R$ 101.2 million (R$ 0.06 per share).

Payment date: June 2, 2015

Record date: close of trading on May 21, 2015

Ex-dividend date: May 22, 2015

Investments

•      In 1Q15, investments in CAPEX amounted to R$ 612.3 million. Of the amount invested in the quarter, 43.8% was allocated to the Brazil BO, 23.5% to the Special Steel BO, 12.0% to the North America BO, 18.5% to the Latin America BO and 2.2% to the Iron Ore BO.

•      Based on the investments scheduled for 2015, Gerdau plans to invest R$ 1.9 billion, considering the investments in productivity improvements and maintenance.

Working Capital and Cash Conversion Cycle

•      In March 2015, the cash conversion cycle (working capital divided by daily net sales in the quarter) increased in relation to December 2014, reflecting the 16.4% increase in working capital compared to the 3.7% decrease in net sales.

•      Note that the increase in working capital between December 2014 and March 2015 includes the effects from exchange variation (depreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 20.8% in 1Q15) on the working capital of companies abroad, which corresponded to approximately 10 days of the cash conversion cycle.

Financial Liabilities

Debt composition (R$ million)	03.31.2015	12.31.2014	03.31.2014
Short Term	2,366	2,038	1,756
Local Currency (Brazil)	712	79	539
Foreign Currency (Brazil)	129	304	290
Companies abroad	1,525	1,655	927
Long Term	20,916	17,484	15,004
Local Currency (Brazil)	3,351	3,403	3,396
Foreign Currency (Brazil)	11,680	11,387	8,381
Companies abroad	5,885	2,694	3,227
Gross Debt (principal + interest)	23,282	19,522	16,760
Interest on the debt	(400)	(344)	(374)
Gross Debt (principal)	22,882	19,178	16,386
Cash, cash equivalents and short-term investments	5,847	5,849	3,520
Net Debt(1)	17,035	13,329	12,866

(1) - Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

•      On March 31, 2015, the composition of gross debt (principal) was 8.6% short term and 91.4% long term. The foreign currency exposure of gross debt (principal + interest) stood at 82.5%. The R$ 3.8 billion increase in gross debt between December 2014 and March 2015 is mainly explained by the effects from exchange variation in the period.

•      On March 31, 2015, 41.3% of this cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      The increase in net debt on March 31, 2015 compared to December 31, 2014 was due to the growth in gross debt.

•     On March 31, 2015, the nominal weighted average cost of gross debt (principal) was 6.6%, or 10.1% for the portion denominated in Brazilian real, 6.0% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil, and 5.9% for the portion contracted by subsidiaries abroad. On March 31, 2015, the average gross debt term was 6.9 years.

•      The Company’s main debt indicators are shown below:

Indicators	03.31.2015	12.31.2014	03.31.2014
Gross debt / Total capitalization (1)	39%	36%	34%
Net debt(2) / EBITDA (3)	3,2x	2,4x	2,5x
EBITDA (3) / Net financial expenses (3)	4,9x	5,1x	6,7x

(1) - Total capitalization = shareholders’ equity + gross debt (principal)

(2) - Net debt = gross debt (principal) - cash, cash equivalents and short-term investments

(3) -  EBITDA in the last 12 months.

Note: EBITDA in the last 12 months, note that, 4Q14 includes gains in joint venture operations.

Indebtedness

(R$ billion)

•      On March 31, 2015, the gross debt (principal) payment schedule was as follows:

Amortization schedule of gross debt (principal)

Short Term	R$ million
2nd quarter of 2015	393
3rd quarter of 2015	718
4th quarter of 2015	133
1st quarter of 2016	722
Total	1,966

Long Term	R$ million
2016	734
2017	3,987
2018	817
2019 and after	15,378
Total	20,916

Business Operations (BO)

The information in this report is divided into five Business Operations (BO), in accordance with Gerdau’s corporate governance, as follows:

•      Brazil BO — includes the steel operations in Brazil (except special steel) and the metallurgical and coking coal operation in Colombia;

•      North America BO — includes all North American operations, except Mexico and special steel;

•      Latin America BO — includes all Latin American operations, except the operations in Brazil and the metallurgical and coking coal operation in Colombia;

•      Special Steel BO — includes the special steel operations in Brazil, Spain, United States and India;

•      Iron Ore BO — includes the iron ore operations in Brazil.

Net sales

EBITDA and EBITDA Margin

Brazil BO

Production and shipments

Brazil BO (1,000 tonnes)	1st Quarter 2015	1st Quarter 2014	Variation 1Q15/1Q14	4th Quarter 2014	Variation 1Q15/4Q14
Production of crude steel	1,528	1,609	-5.0%	1,619	-5.6%
Shipments of steel	1,557	1,597	-2.5%	1,738	-10.4%
Domestic Market	1,252	1,442	-13.2%	1,357	-7.7%
Exports	305	155	96.8%	381	-19.9%

•      Crude steel production decreased in 1Q15 compared to both 1Q14 and 4Q14, reflecting the adjustment to the weaker demand in the Brazilian steel market.

•      Steel shipments decreased in 1Q15 compared to 1Q14, due to weaker demand in the domestic market caused by slower growth in the construction and manufacturing industries, which was partially offset by higher exports in 1Q15.  Note that 1Q14 benefitted from the infrastructure projects for the World Cup. Compared to 4Q14, shipments decreased in 1Q15, reflecting the political and economic uncertainties that resulted in weaker domestic demand.

Operating result

Brazil BO (R$ million)	1th Quarter 2015	1th Quarter 2014	Variation 1Q15/1Q14	4th Quarter 2014	Variation 1Q15/4Q14
Net Sales	3,266	3,655	-10.6%	3,634	-10.1%
Domestic Market	2,776	3,360	-17.4%	3,039	-8.7%
Exports(1)	490	295	66.1%	595	-17.6%
Cost of Goods Sold	(2,763)	(2,906)	-4.9%	(2,915)	-5.2%
Gross profit	503	749	-32.8%	719	-30.0%
Gross margin (%)	15.4%	20.5%		19.8%
EBITDA	515	731	-29.5%	738	-30.2%
EBITDA margin (%)	15.8%	20.0%		20.3%

(1) - Includes coking coal and coke net sales.

•      The lower net sales in 1Q15 compared to 1Q14 was mainly due to the lower shipments in the domestic market and resulting less favorable market mix. Compared to 4Q14, the decrease in net sales was due to the lower shipments in the period in both the domestic and export markets.

•      Cost of goods sold decreased in 1Q15 compared to 1Q14, accompanying the lower shipments in the period and the optimization of capacity utilization in late 2014. The decrease in net sales at a faster pace than the decrease in cost of goods sold led to gross margin compression in the period. Compared to 4Q14, the decrease in gross margin is mainly explained by the lower dilution of fixed costs.

•      EBITDA and EBITDA margin in 1Q15 accompanied the declines in gross profit and gross margin in comparison with both 1Q14 and 4Q14.

EBITDA (R$ million) and EBITDA Margin (%)

North America BO

Production and shipments

North America BO (1,000 tonnes)	1st Quarter 2015	1st Quarter 2014	Variation 1Q15/1Q14	4th Quarter 2014	Variation 1Q15/4Q14
Production of crude steel	1,546	1,649	-6.2%	1,509	2.5%
Shipments of steel	1,393	1,452	-4.1%	1,402	-0.6%

•      Production decreased in 1Q15 compared to 1Q14, mainly due to the lower shipments and efforts to optimize inventories.

•      Shipments decreased in 1Q15 compared to 1Q14, due to higher pressure from imported products in the region.

Operating result

North America BO (R$ million)	1th Quarter 2015	1th Quarter 2014	Variation 1Q15/1Q14	4rd Quarter 2014	Variation 1Q15/4Q14
Net Sales	3,648	3,258	12.0%	3,516	3.8%
Cost of Goods Sold	(3,423)	(3,159)	8.4%	(3,284)	4.2%
Gross profit	225	99	127.3%	232	-3.0%
Gross margin (%)	6.2%	3.0%		6.6%
EBITDA(1)	226	70	222.9%	199	13.6%
EBITDA margin (%)(1)	6.2%	2.1%		5.7%

(1) Adjusted EBITDA and adjusted EBITDA margin in the 4Q14 (does not include gains in joitn venture operations).

•      Net sales increased in 1Q15 compared to 1Q14, mainly due to the effect from exchange variation (21.3% depreciation in the average price of the Brazilian real against the U.S. dollar), despite the lower shipments. Compared to 4Q14, net sales increased, due to the effect from exchange variation in the period (12.9% depreciation in the average price of the Brazilian real against the U.S. dollar), despite the decrease in net sales per tonne sold in US dollars.

•      Cost of goods sold increased in 1Q15 compared to 1Q14 at a slower pace than the increase in net sales, due to lower scrap costs, supporting gross margin expansion.

•      The higher EBITDA recorded in 1Q15 compared to 1Q14 is explained by the increase in gross profit, which supported EBITDA margin expansion. Note that, as from 4Q14, the result of this operation does not include the equity in earnings from Gallatin Steel Company, due to the asset’s divestment on October 8, 2014.

EBITDA (R$ million) and EBITDA Margin (%)

Latin America BO

Production and shipments

Latin America BO (1,000 tonnes)	1st Quarter 2015	1st Quarter 2014	Variation 1Q15/1Q14	4th Quarter 2014	Variation 1Q15/4Q14
Production of crude steel	408	441	-7.5%	384	6.3%
Shipments of steel	634	681	-6.9%	664	-4.5%

•      Production and shipments decreased in 1Q15 compared to 1Q14, due to higher imports and slower economic growth in the region.

Operating result

Latin America BO (R$ million)	1st Quarter 2015	1st Quarter 2014	Variation 1Q15/1Q14	4th Quarter 2014	Variation 1Q15/4Q14
Net Sales	1,509	1,399	7.9%	1,541	-2.1%
Cost of Goods Sold	(1,341)	(1,214)	10.5%	(1,377)	-2.6%
Gross profit	168	185	-9.2%	164	2.4%
Gross margin (%)	11.1%	13.2%		10.6%
EBITDA(1)	140	143	-2.1%	109	28.4%
EBITDA margin (%)(1)	9.3%	10.2%		7.1%

(1) Adjusted EBITDA and adjusted EBITDA margin in 4T14 (does not include the impairment of assets).

•      Net sales increased in 1Q15 compared to 1Q14, which is explained by the effect from exchange variation resulting from the depreciation in the average price of the Brazilian real against the currencies of the countries where Gerdau operates, despite the reduction in shipments. Compared to 4Q14, the decrease in net sales was mainly due to the lower shipments.

•      Cost of goods sold increased in 1Q15 compared to 1Q14, mainly due to the effects from exchange variation and to the lower dilution of fixed costs given the lower shipments.

•      EBITDA remained relatively flat in 1Q15 compared to 1Q14. Compared to 4Q14, EBITDA and EBITDA margin increased due to the reduction in selling, general and administrative expenses.

EBITDA (R$ million) and EBITDA Margin (%)

Special Steel BO

Production and shipments

Special Steel BO (1,000 tonnes)	1st Quarter 2015	1st Quarter 2014	Variation 1Q15/1Q14	4th Quarter 2014	Variation 1Q15/4Q14
Production of crude steel	859	858	0.1%	811	5.9%
Shipments of steel	696	758	-8.2%	677	2.8%

•      Crude steel production remained stable in 1Q15 compared to 1Q14. Compared to 4Q14, the increase in production was mainly due to higher production at the units in Spain, where demand from the automotive industry has been improving.

•      Shipments in 1Q15 compared to 1Q14 posted a decrease due to sharp drop in demand in Brazil and the learning curve from the new rolling mill in Monroe, United States. Compared to 4Q14, the higher shipments mainly reflect the stronger demand from Europe’s automotive industry.

Operating result

Special Steel BO (R$ million)	1st Quarter 2015	1st Quarter 2014	Variation 1Q15/1Q14	4th Quarter 2014	Variation 1Q15/4Q14
Net Sales	2,246	2,263	-0.8%	2,104	6.7%
Cost of Goods Sold	(2,036)	(2,101)	-3.1%	(1,911)	6.5%
Gross profit	210	161	30.4%	193	8.8%
Gross margin (%)	9.3%	7.1%		9.2%
EBITDA	260	203	28.1%	254	2.4%
EBITDA margin (%)	11.6%	9.0%		12.1%

•      Net sales remained practically stable in 1Q15 compared to 1Q14, despite the lower shipments, due to the effects from exchange variation on shipments at the units abroad and the increase in net sales per tonne sold at the units in Brazil. The exchange variation and the increase in net sales per tonne sold at the units in Brazil supported growth in net sales also in 1Q15 compared to 4Q14.

•      Cost of goods sold decreased in 1Q15 compared to 1Q14 due to the reductions in shipments and in raw material costs, which were partially offset by the effects from exchange variation on special steel operations at the units abroad. The increase in gross margin in 1Q15 compared to 1Q14 was due to the increase in net sales per tonne sold at the units in Brazil.

•      EBITDA growth in 1Q15 compared to 1Q14 was driven by the growth in gross profit, which supported EBITDA margin expansion.

EBITDA (R$ million) and EBITDA Margin (%)

Iron Ore BO

Production and shipments

Iron Ore BO (1,000 tonnes)	1st Quarter 2015	1st Quarter 2014	Variation 1Q15/1Q14	4th Quarter 2014	Variation 1Q15/4Q14
Production	1,481	1,736	-14.7%	1,681	-11.9%
Shipments	1,463	2,000	-26.9%	2,254	-35.1%
Gerdau units	1,164	812	43.3%	1,281	-9.1%
Third parties	299	1,188	-74.8%	973	-69.3%

•      Production decreased in 1Q15 compared to 1Q14 and 4Q14, due to the operation’s adjustment to the low international iron ore prices.

•      Shipments decreased in 1Q15 compared to 1Q14 and 4Q14, mainly due to the lower volumes shipped to third parties.

Operating result

Iron Ore BO (R$ million)	1st Quarter 2015	1st Quarter 2014	Variation 1Q15/1Q14	4th Quarter 2014	Variation 1Q15/4Q14
Net Sales	125	316	-60.4%	205	-39.0%
Gerdau units	76	105	-27.6%	80	-5.0%
Third parties	48	211	-77.3%	125	-61.6%
Cost of Goods Sold	(119)	(197)	-39.6%	(228)	-47.8%
Gross profit	6	119	-95.0%	(23)	—
Gross margin (%)	4.8%	37.7%		-11.2%
EBITDA	6	121	-95.0%	(24)	—
EBITDA margin (%)	4.8%	38.3%		-11.7%

•      Net sales decreased in 1Q15 compared to 1Q14, which is explained by lower international prices and lower iron ore shipments to third parties. Compared to 4Q14, the decrease in net sales was mainly due to lower shipments to third parties.

•      Cost of goods sold decreased in 1Q15 compared to 1Q14 and 4Q14, due to lower shipments to third parties. Gross profit and gross margin decreased in 1Q15 compared to 1Q14, due to lower international iron ore prices. Compared to 4Q14, the gross profit and gross margin expansions reflects the lower share of shipments to third parties.

•      EBITDA and EBITDA margin decreased in 1Q15 compared to 1Q14 and increased compared to 4Q14, accompanying the performance in gross profit and gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

Corporate Governance

Gerdau’s Annual and Extraordinary Shareholders’ Meeting

•   Gerdau S.A. held, cumulatively, the Annual and Extraordinary Shareholders Meetings on April 29, 2015, which elected six Board members, two of them independent members, and resolved, through an amendment to the Bylaws of the Company, to set up an Advisory Board. Five members were elected to the Audit Board. The Meetings also resolved on the Company’s continuation in Level 1 corporate governance of BM&FBOVESPA.

Repurchase of shares

•      Gerdau S.A. implemented a share buyback program from January 19, 2015 to April 17, 2015, inclusive, in which it purchased an aggregate 19.9 million preferred shares (GGBR4), for total investment of R$ 189.2 million.

Annual Report

•      The Gerdau Annual Report for fiscal year 2014 is already available at www.gerdau.com/ri. With the theme “Power of Transformation,” the report presents Gerdau’s strength, which is manifested in its capacity to transform challenges into opportunities by recycling millions of tonnes of scrap to produce quality steel. This strength has been part of Gerdau since its creation and has helped it to become the leading producer of long steel in the Americas and one of the world’s largest suppliers of special steel. It is this strength that Gerdau draws on every day to consolidate its relationship of respect, transparency and mutual gains with its stakeholders. It also helps transform people’s dreams into reality, with its products used to build homes and large infrastructure works, as well as cars, wind turbine towers and many other products. It also fosters the development of communities by supporting over one thousand social projects around the world.

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate and existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	March 31, 2015	December 31, 2014
CURRENT ASSETS
Cash and cash equivalents	3,596,164	3,049,971
Short-term investments
Held for Trading	2,251,062	2,798,834
Trade accounts receivable - net	5,271,932	4,438,676
Inventories	10,190,200	8,866,888
Tax credits	747,480	686,958
Income and social contribution taxes recoverable	397,118	468,309
Unrealized gains on financial instruments	64,358	41,751
Other current assets	388,710	331,352
	22,907,024	20,682,739

NON-CURRENT ASSETS
Tax credits	80,775	78,412
Deferred income taxes	3,551,951	2,567,189
Related parties	121,420	80,920
Judicial deposits	1,501,326	1,430,865
Other non-current assets	393,325	375,732
Prepaid pension cost	163,017	196,799
Investments in associates and jointly-controlled entities	1,667,710	1,394,383
Goodwill	14,969,925	12,556,404
Other Intangibles	1,715,533	1,547,098
Property, plant and equipment, net	23,771,383	22,131,789
	47,936,365	42,359,591

TOTAL ASSETS	70,843,389	63,042,330

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	March 31, 2015	December 31, 2014
CURRENT LIABILITIES
Trade accounts payable	3,745,251	3,236,356
Short-term debt	2,365,802	2,037,869
Taxes payable	461,249	405,490
Income and social contribution taxes payable	182,425	388,920
Payroll and related liabilities	532,908	668,699
Dividends payable	—	119,318
Employee benefits	36,811	34,218
Environmental liabilities	22,118	23,025
Other current liabilities	713,278	858,901
	8,059,842	7,772,796

NON-CURRENT LIABILITIES
Long-term debt	20,587,831	17,148,580
Debentures	328,595	335,036
Deferred income taxes	1,243,095	944,546
Unrealized losses on financial instruments	7,376	8,999
Provision for tax, civil and labor liabilities	1,653,653	1,576,355
Environmental liabilities	102,165	93,396
Employee benefits	1,516,903	1,272,631
Other non-current liabilities	904,352	635,457
	26,343,970	22,015,000

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(363,507)	(233,142)
Capital reserves	11,597	11,597
Retained earnings	11,658,949	11,366,957
Operations with non-controlling interests	(1,732,962)	(1,732,962)
Other reserves	6,490,083	3,539,188
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	35,313,341	32,200,819

NON-CONTROLLING INTERESTS	1,126,236	1,053,715

EQUITY	36,439,577	33,254,534

TOTAL LIABILITIES AND EQUITY	70,843,389	63,042,330

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended
	March 31, 2015	March 31, 2014

NET SALES	10,447,376	10,553,776

Cost of sales	(9,335,523)	(9,238,024)

GROSS PROFIT	1,111,853	1,315,752

Selling expenses	(179,519)	(173,583)
General and administrative expenses	(480,442)	(533,805)
Other operating income	56,851	46,866
Other operating expenses	(30,038)	(27,681)
Equity in earnings of unconsolidated companies	6,535	26,633

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	485,240	654,182

Financial income	109,116	62,048
Financial expenses	(372,064)	(288,726)
Exchange variations, net	(651,254)	127,678
Gain and losses on financial instruments, net	15,637	(2,470)

INCOME (LOSS) BEFORE TAXES	(413,325)	552,712

Current	(45,385)	(105,563)
Deferred	726,071	(7,058)
Income and social contribution taxes	680,686	(112,621)

NET INCOME	267,361	440,091

ATTRIBUTABLE TO:
Owners of the parent	293,062	397,224
Non-controlling interests	(25,701)	42,867
	267,361	440,091

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended
	March 31, 2015	March 31, 2014

Cash flows from operating activities
Net income for the period	267,361	440,091
Adjustments to reconcile net income for the period to net cash provided by operating activities
Depreciation and amortization	603,272	541,660
Equity in earnings of unconsolidated companies	(6,535)	(26,633)
Exchange variation, net	651,254	(127,678)
(Gains) Losses on financial instruments, net	(15,637)	2,470
Post-employment benefits	66,072	56,626
Stock based remuneration	5,224	9,222
Income tax	(680,686)	112,621
(Gains) Losses on disposal of property, plant and equipment and investments, net	(1,732)	372
Allowance for doubtful accounts	18,432	9,536
Provision for tax, labor and civil claims	73,998	76,929
Interest income on investments	(59,016)	(42,629)
Interest expense on loans	318,929	250,066
Interest on loans with related parties	(649)	(1,757)
Provision (Reversal) for net realizable value adjustment in inventory	1,110	1,880
	1,241,397	1,302,776
Changes in assets and liabilities
Increase in trade accounts receivable	(228,810)	(546,540)
Increase in inventories	(318,686)	(452,956)
Increase in trade accounts payable	33,721	20,754
Increase in other receivables	(96,355)	(222,337)
Increase (Decrease) in other payables	76,691	(124,658)
Dividends from associates and jointly-controlled entities	—	12,254
Purchases of trading securities	(255,290)	(761,128)
Proceeds from maturities and sales of trading securities	973,361	1,271,185
Cash provided by operating activities	1,426,029	499,350

Interest paid on loans and financing	(194,720)	(241,842)
Income and social contribution taxes paid	(287,306)	(90,534)
Net cash provided by operating activities	944,003	166,974

Cash flows from investing activities
Additions to property, plant and equipment	(612,344)	(676,755)
Proceeds from sales of property, plant and equipment, investments and other intangibles	3,974	3,461
Additions to other intangibles	(23,649)	(49,813)
Capital increase in jointly-controlled entity	(40,524)	—
Net cash used in investing activities	(672,543)	(723,107)

Cash flows from financing activities
Purchase of treasury shares	(161,278)	—
Proceeds from exercise of shares	—	3,220
Dividends and interest on capital paid	(120,888)	(124,368)
Proceeds from loans and financing	913,026	747,190
Repayment of loans and financing	(670,699)	(227,433)
Intercompany loans, net	(39,851)	(547)
Net cash (used) provided in financing activities	(79,690)	398,062

Exchange variation on cash and cash equivalents	354,423	(70,254)

Increase in cash and cash equivalents	546,193	(228,325)
Cash and cash equivalents at beginning of period	3,049,971	2,099,224
Cash and cash equivalents at end of period	3,596,164	1,870,899